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                                               PRICEWATERHOUSECOOPERS LLP
                                               CHARTERED ACCOUNTANTS
                                               1250 Rene-Levesque Boulevard West
                                               Suite 2800
                                               Montreal, Quebec
                                               Canada H3B 2G4
                                               Telephone +1 514 205 5000
                                               Facsimile +1 514 876 1502
                                               Direct Tel. (514) 205-5000
                                               Direct Fax (514) 205-5675



                        CONSENT OF CHARTERED ACCOUNTANTS




We consent to the use of our report dated January 26, 2004 (except as to note 25, dated February 27, 2004), with respect to the consolidated financial statements of Abitibi-Consolidated Inc. incorporated by reference in its (i) Annual Report on Form 40-F for the year ended December 31, 2003, (ii) Registration Statement on Form F-9 (File No. 333-106055), (iii) Registration Statement on Form S-8 (File No. 333-103697) and (iv) Registration Statement on Form S-8 (File No. 333-14184) filed with the Securities and Exchange Commission.


/signed PricewaterhouseCoopers LLP/

Chartered Accountants

Montreal, Canada
June 7, 2004





PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.